UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]   Annual Report pursuant to Section 13 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

or

[   ]   Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____.

Commission file number: 0-11917

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Davey 401KSOP and ESOP

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240-5193

FINANCIAL STATEMENTS AND EXHIBIT(S)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.

THE DAVEY 401KSOP AND ESOP

By: The Davey Tree Expert Company,
as Plan Administrator

By: /s/ David E. Adante
Executive Vice President, CFO and
Secretary

June 26, 2001

THE DAVEY 401KSOP AND ESOP

Financial Statements for the Years Ended December 31, 2000 and 1999; Supplemental Schedule for the Year Ended December 31, 2000, and Independent Auditors' Report

THE DAVEY 401KSOP AND ESOP

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the supplemental information. The supplemental schedule and supplemental information are the responsibility of the Plan's management. The supplemental schedule and supplemental information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cleveland, Ohio
May 25, 2001

THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000

| | Supplemental Information | | |
	Non-Participant Directed - The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	2000 Total
ASSETS:			
Investments, at fair value:			
Common stock	$ 30,879,587	$ 695,517	$ 31,575,104
Registered investment companies		4,125,955	4,125,955
Collective funds	282,955	1,812,777	2,095,732
Total investments	31,162,542	6,634,249	37,796,791
Receivables:			
Employer contribution	415,484		415,484
Employee contribution	-	69,369	69,369
Dividend and interest receivable	1,242	-	1,242
Total receivables	416,726	69,369	486,095
NET ASSETS AVAILABLE FOR BENEFITS	$ 31,579,268	$ 6,703,618	$ 38,282,886

See notes to financial statements.

7

THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999

	Supplemental Information		
	Non-Participant Directed - The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	1999 Total
ASSETS:			
Investments, at fair value:			
Common stock	$ 37,446,588	$ 608,962	$ 38,055,550
Registered investment companies		3,396,243	3,396,243
Collective funds	355,636	1,661,946	2,017,582
Total investments	37,802,224	5,667,151	43,469,375
Receivables:			
Employer contribution	493,227		493,227
Interest receivable	1,694		1,694
Total receivables	494,921		494,921
NET ASSETS AVAILABLE FOR BENEFITS	$ 38,297,145	$ 5,667,151	$ 43,964,296

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

	Supplemental Information		
	Non-Participant Directed - The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	2000 Total
ADDITIONS:			
Participant contributions		$ 1,568,160	$ 1,568,160
Employer contributions - common shares	$ 415,484		415,484
Net appreciation (depreciation) in fair value of investments	(5,670,631)	(644,600)	(6,315,231)
Dividend and interest income	644,645	346,955	991,600
Total additions	(4,610,502)	1,270,515	(3,339,987)
DEDUCTIONS:			
Distributions to participants:			
Cash	1,865,622	230,638	2,096,260
Common shares	177,912		177,912
Administrative expenses	63,841	3,410	67,251
Total deductions	2,107,375	234,048	2,341,423
NET ADDITIONS (DEDUCTIONS)	(6,717,877)	1,036,467	(5,681,410)
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	38,297,145	5,667,151	43,964,296
End of year	$ 31,579,268	$ 6,703,618	$ 38,282,886

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999

	Supplemental Information		
	Non-Participant Directed - The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	1999 Total
ADDITIONS:			
Participant contributions		$ 1,543,256	$ 1,543,256
Employer contributions - common shares	$ 493,227		493,227
Net appreciation (depreciation) in fair value of investments	(8,666,764)	1,027,579	(7,639,185)
Dividend and interest income	603,748	98,801	702,549
Total additions	(7,569,789)	2,669,636	(4,900,153)
DEDUCTIONS:			
Distributions to participants:			
Cash	1,958,631	149,757	2,108,388
Common shares	42,418		42,418
Administrative expenses	76,330	2,694	79,024
Total deductions	2,077,379	152,451	2,229,830
NET ADDITIONS (DEDUCTIONS)	(9,647,168)	2,517,185	(7,129,983)
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	47,944,313	3,149,966	51,094,279
End of year	$ 38,297,145	$ 5,667,151	$ 43,964,296

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF THE PLAN

The following brief description of The Davey 401KSOP and ESOP (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – On March 15, 1979, The Davey Tree Expert Company (the "Employer" or "Company") consummated a plan which transferred control of the Employer to its employees through an employee stock ownership plan (the "ESOP"). At December 31, 1996, all of the 2,880,000 shares sold to the ESOP had been allocated to the participants in the Plan. Accordingly, effective January 1, 1997, an amendment was adopted which renamed and restated the Plan in its entirety to incorporate a deferred savings plan (401(k) plan) feature. The Plan retained the existing ESOP assets and participant accounts.

The Plan is a qualified defined contribution plan covering all domestic employees who have attained age 21, completed one year of continuous service and who are not members of a collective bargaining unit. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Key Trust Company of Ohio, N.A. (the "Trustee") serves as the Plan's trustee.

Contributions – Contributions made by the participants are limited to the amount allowed by the Internal Revenue Service with a weekly minimum contribution of $5. The Company contributes 50 percent of the first 3 percent of compensation that a participant contributes to the Plan. Employer contributions are made in either cash or the Employer's common stock.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and, (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

Investment Options – Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options; however, a participant may not elect to invest more than 25 percent of their contribution in The Davey Tree Expert Company Stock Fund.

Prism Money Market Fund – Based on the prospectus, funds are invested in high-grade money market instruments.

Victory Intermediate Income Fund – Based on the prospectus, funds are invested in bonds issued by corporations and obligations of the U.S. Government and its agencies or instrumentalities.

Employee Benefits Equity Index Fund – Based on the prospectus, funds are invested in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

Franklin Small Cap Growth Fund – Based on the prospectus, funds are invested in common stocks of small and medium sized companies.

1. DESCRIPTION OF THE PLAN (Continued)

Mutual Discovery Fund – Based on the prospectus, funds are invested in common and preferred stocks, debt securities and convertible securities of small sized companies. Approximately 50 percent of the funds are invested in foreign investments.

Templeton Growth Fund – Based on the prospectus, funds are invested in common stocks and debt obligations of companies and governments in the U.S. and abroad.

The Davey Tree Expert Company Stock Fund – Funds are invested in common stock of The Davey Tree Expert Company and can be temporarily invested in the EB Money Market Fund.

Participants may change their investment options quarterly.

Payment of Benefits – Participants who terminate may elect to receive distributions of vested benefits either in the form of cash or common shares of the Company. Shares of the Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either shares or cash. Shares of the Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not exceeding either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Employer.

Forfeited Accounts – During the years ended December 31, 2000 and 1999, forfeited nonvested amounts totaled $21,467 and $26,597, respectively. These amounts are used to reduce future Employer contributions. In 2000, employer contributions were reduced by $40,752 from forfeited, non-vested accounts.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective funds are stated at fair value as measured by Key Asset Management, Inc., an affiliate of the Trustee, based on the fair market value of the underlying investments of each collective fund. The fair value of the Employer's common stock is based upon a common stock valuation performed by an independent stock valuation firm.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Costs of administering the Plan are paid by the Employer, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	2000	**1999**
The Davey Tree Expert Company common stock, 2,870,464 shares and 2,927,350 shares, respectively	$ 31,575,104	$ 38,055,550

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,200,436, during 2000 and by $7,639,185 during 1999 as follows:

	(Depreciation) Appreciation	
	2000	**1999**
Common Stock	$ (5,815,697)	$ (8,779,443)
Registered investment companies	(379,273)	932,349
Collective funds	(120,261)	207,909
	$ (6,315,231)	$ (7,639,185)

4. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of investment funds managed by Key Trust Company. Key Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee by the Plan amount to $41,502 and $52,371 for the years ended December 31, 2000 and 1999, respectively.

5. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

＊ ＊ ＊ ＊ ＊

THE DAVEY 401KSOP AND ESOP

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Key Trust Company of Ohio, N.A.	Prism Money Market Fund - 29,211 units	$ 353,242	$ 389,305
*	Key Trust Company of Ohio, N.A.	Victory Intermediate Income Fund - 38,935 units	368,969	370,663
*	Key Trust Company of Ohio, N.A.	Employee Benefits Equity Index Fund - 15,583 units	1,212,947	1,394,362
*	Key Trust Company of Ohio, N.A.	Employee Benefits Money Market Fund - 312,065 units	312,065	312,065
	Franklin Templeton	Franklin Small Cap Growth Fund - 42,757 shares	1,214,921	1,681,642
	Franklin Templeton	Mutual Discovery Fund - 52,304 shares	1,020,575	984,889
	Franklin Templeton	Templeton Growth Fund - 59,204 shares	1,120,049	1,088,761
*	The Davey Tree Expert Company	2,870,464 Common Shares	4,233,170	31,575,104
				$ 37,796,791

*Represents a party-in-interest.

INDEPENDENT AUDITORS' CONSENT

The Davey Tree Expert Company

We consent to the incorporation by reference in Registration Statement No. 333-24155 of The Davey Tree Expert Company on Form S-8 of our report dated May 25, 2001, appearing in this Annual Report on Form 11-K of The Davey 401KSOP and ESOP for the year ended December 31, 2000.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
May 25, 2001